
15007892

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012 to December 31, 2014

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**
For the transition period from ____________________ to ____________________

Received SEC
JUN 26 2015
Washington, DC 20549

Commission file number 1-3011

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the two fiscal years of the plan (or such lesser period as the plan has in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Valspar Savings and Retirement Plan
The Valspar 401(k) Plan for Hourly Employees

Date 06.25.2015



Tyler N. Treat
Chair of Benefits Administrative
Committee of The Valspar Corporation

valspar

Exhibit 99.1I

CERTIFICATION PURSUANT TO
18 U.S.C. ss. 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Valspar Corporation 401 (k) Employee Plan for Hourly Employees and the Valspar Corporation Savings & Retirement Plan on form 11-K for the year ended December 31, 2014 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Tyler N. Treat, the Chair of the Benefits Administrative Committee of The Valspar Corporation, certify, pursuant to 18 U.S.C. ss. 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Action of 2002, that:

1. The Report fully complies with the requirements of Section 13 (a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information in the report fairly presents, in all material respects, the net assets available for benefits of the Plans.

Date: 06.25.2015

By:



Tyler N. Treat
Chair of Benefits Administrative
Committee of The Valspar Corporation



CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Administrative Committee
Valspar Savings and Retirement Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of Valspar Savings and Retirement Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Valspar Savings and Retirement Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Benefits Administrative Committee
Valspar Savings and Retirement Plan

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 25, 2015

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement on Form S-8 of Valspar Savings and Retirement Plan of our report dated June 25, 2015, with respect to the statements of net assets available for benefits of Valspar Savings and Retirement Plan as of December 31, 2014 and 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and supplemental schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the Valspar Savings and Retirement Plan.



CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 25, 2015

VALSPAR SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2014 AND 2013

VALSPAR SAVINGS AND RETIREMENT PLAN
TABLE OF CONTENTS
DECEMBER 31, 2014 AND 2013

VALSPAR SAVINGS AND RETIREMENT PLAN
TABLE OF CONTENTS
DECEMBER 31, 2014 AND 2013

VALSPAR SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS		
INVESTMENTS (at Fair Value)		
Interest in The Valspar Corporation Master Trust	$ 823,987,418	$ 802,276,003
RECEIVABLES		
Employee Contributions Receivable	433,863	-
Company Contributions Receivable	14,686,003	17,829,081
Notes Receivable from Participants	10,040,462	10,460,525
Total Receivables	25,160,328	28,289,606
NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	849,147,746	830,565,609
Adjustment from Fair Value to Contract Value for Fully Benefit Responsive Investment Contract	(778,245)	(945,231)
NET ASSETS AVAILABLE FOR BENEFITS	$ 848,369,501	$ 829,620,378

See accompanying Notes to Financial Statements.

VALSPAR SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2014

ADDITIONS TO NET ASSETS ATTRIBUTED TO:	
INVESTMENT INCOME	
Interest in Investment Income of The Valspar Corporation Master Trust	$ 99,776,002
INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	427,748
CONTRIBUTIONS	
Employee	19,981,618
Company	20,594,833
Total Contributions	40,576,451
Total Additions	140,780,201
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:	
DISTRIBUTIONS TO PARTICIPANTS	121,879,394
ADMINISTRATIVE COSTS	104,752
Total Deductions	121,984,146
NET INCREASE PRIOR TO TRANSFERS	18,796,055
TRANSFERS TO OTHER VALSPAR PLAN, Net	(46,932)
NET INCREASE AFTER TRANSFERS	18,749,123
NET ASSETS AVAILABLE FOR BENEFITS	
Beginning of Year	829,620,378
End of Year	$ 848,369,501

See accompanying Notes to Financial Statements.

NOTE 1 DESCRIPTION OF THE PLAN

The following description of Valspar Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined-contribution plan that is available to salaried and hourly employees as defined in accordance with the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity or the Trustee) to be the trustee of the Plan.

Transfer of Assets

Transfers both in and out of the Plan occur as a result of employees changing positions and their status in collective bargaining agreements within the Company.

Eligibility

Individuals become eligible to defer wages after the employee has completed one hour of service. Participants must complete 365 days of service to share in the Company's contributions to the Plan.

Contributions

Employees electing to participate in the Plan make voluntary contributions on a pretax basis subject to certain limits. Upon becoming eligible to participate, participants are automatically enrolled to defer 4% of their eligible compensation unless otherwise instructed by the participants. Participants are allowed to change their salary deferral percentages at any time. The Company has agreed to contribute an amount equal to 100% of the first 2% and 50% of the next 2% of each employee's contributions up to a maximum match of 3% of eligible wages. Additionally, the Company may elect to contribute a discretionary contribution not to exceed 9% of participants' compensation for eligible participants who are employed on the last day of the Plan year subject to certain provisions. There was a 2% discretionary contribution made for the year ended December 31, 2014. The Company also contributes a non-elective contribution equal to 4% of the participants' compensation.

The Plan allows participants who are age 50 and older to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. Effective February 1, 2012, the Plan was amended to provide participants with an opportunity to make Roth contributions and in-plan Roth rollovers.

Vesting

Employee and company contributions vest immediately upon the participant completing one hour of service. A participant who is not credited with one hour of service after December 31, 2007, shall continue to be subject to the vesting rules of the prior Plan document in effect at the time of the participant's termination.

NOTE 1 DESCRIPTION OF THE PLAN (CONTINUED)

Vesting (Continued)

Forfeitures resulting from the termination of Plan participants with less than 100% vesting reduce the Company's contributions in the year of forfeitures. During the year ended December 31, 2014, no forfeitures were applied against company contributions. There were approximately $16,100 and $32,500 of forfeitures outstanding at December 31, 2014 and 2013, respectively.

Investment Options

Participants currently have the option to allocate Plan contributions among several investment options, including the common stock of the Company. All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination.

Participant Accounts

Each participant's account is credited with the participant's and the Company's contributions and an allocation of Plan earnings. Allocations are based on participants' earnings and account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Dividends

Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on The Valspar Corporation common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $5,471,000 for the year ended December 31, 2014. For the year ended December 31, 2014, the financial statements and Master Trust footnote reflect only the amount of dividends reinvested, which totaled approximately $2,798,000 at the Master Trust level.

Distributions to Participants

Participants may elect to receive benefits in the form of a lump-sum distribution, an in-kind distribution of employer securities, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000. In-service and hardship distributions are also allowed subject to Plan provisions.

NOTE 1 DESCRIPTION OF PLAN (CONTINUED)

Notes Receivable from Participants

Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested balance. The repayment period is not to exceed 60 months; however, prior to January 1, 2009, participants were allowed to have notes outstanding for the purchase of a principal residence for a reasonable period of time, often exceeding the 60 month repayment period. The notes are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through after-tax payroll deductions over the terms of the notes.

Plan Administration

The Plan is administered by the Company, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contract

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation and Income Recognition

Investments in The Valspar Corporation Master Trust are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Tax Status

The Plan is placing reliance on an opinion letter dated September 16, 2013, received from the Internal Revenue Service (IRS) indicating that the Plan is qualified under Section 401 of the Internal Revenue Code (IRC) and is therefore not subject to tax under current income tax law.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

The Plan administrator has evaluated subsequent events through the date of the auditor's report, which is the date on which the financial statements were available to be issued.

NOTE 3 INVESTMENTS IN THE VALSPAR CORPORATION MASTER TRUST

Investments of the Plan are held in the Master Trust. The Master Trust also holds assets of the Valspar 401(k) Plan for Hourly Employees.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1% increments.

The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Plan's interest in the fair value of the Master Trust was 92.0% and 92.4% on December 31, 2014 and 2013, respectively. Investments in the Master Trust are determined on a unit-value basis as determined by Fidelity. The Plan's investment returns may not approximate these percentage interests in the returns of the Master Trust due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including Company stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. At December 31, 2014 and 2013, approximately 46% and 45%, respectively, of the Master Trust's net assets were invested in the common stock of The Valspar Corporation. The underlying value of The Valspar Corporation Stock Fund is dependent on the performance of The Valspar Corporation and the market's evaluation of such performance. Due to the level of risk associated with certain investment securities, including The Valspar Corporation common stock, it is reasonably possible that changes in the values of investment securities have occurred since December 31, 2014, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 3 INVESTMENTS IN THE VALSPAR CORPORATION MASTER TRUST

Investments of the Plan are held in the Master Trust. The Master Trust also holds assets of the Valspar 401(k) Plan for Hourly Employees.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1% increments.

The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Plan's interest in the fair value of the Master Trust was 92.0% and 92.4% on December 31, 2014 and 2013, respectively. Investments in the Master Trust are determined on a unit-value basis as determined by Fidelity. The Plan's investment returns may not approximate these percentage interests in the returns of the Master Trust due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including Company stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. At December 31, 2014 and 2013, approximately 46% and 45%, respectively, of the Master Trust's net assets were invested in the common stock of The Valspar Corporation. The underlying value of The Valspar Corporation Stock Fund is dependent on the performance of The Valspar Corporation and the market's evaluation of such performance. Due to the level of risk associated with certain investment securities, including The Valspar Corporation common stock, it is reasonably possible that changes in the values of investment securities have occurred since December 31, 2014, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 3 INVESTMENT IN THE VALSPAR CORPORATION MASTER TRUST (CONTINUED)

The fair values of investments of the Master Trust in which the Plan invests are as follows:

	2014	2013
The Valspar Corporation Stock Fund*	$ 409,753,143	$ 390,571,756
Fully Benefit-Responsive Contract:		
Fidelity Managed Income Portfolio II Fund*	56,610,898	69,563,095
Common Collective Trust:		
Fidelity U.S. Equity Index Fund*	60,708,560	51,216,984
JP Morgan Large Cap Growth*	52,739,664	48,282,332
Mutual Funds:		
Frontegra Iron Bridge SMID Fund	-	36,776,941
Fidelity Diversified International Fund	30,353,803	35,866,962
FMI Large Cap*	46,665,637	48,019,277
PIMCO Total Return Institutional Fund	27,412,892	30,964,484
Fidelity Freedom 2025 Fund W	28,572,376	24,055,256
Fidelity Freedom 2030 Fund W	26,403,455	22,985,417
Fidelity Freedom 2020 Fund W	28,921,759	24,181,272
Fidelity Freedom 2015 Fund W	12,032,921	14,627,656
Fidelity Freedom 2035 Fund W	24,785,317	21,405,296
Fidelity Freedom 2040 Fund W	14,962,983	12,916,561
Fidelity Freedom 2010 Fund W	2,125,632	2,401,580
Fidelity Freedom 2045 Fund W	14,159,363	12,413,620
Fidelity Freedom 2050 Fund W	7,353,859	6,327,755
Fidelity Freedom 2055 Fund W	1,475,695	909,486
Fidelity Freedom Income Fund W	2,824,511	2,857,762
GMO Benchmark	875,581	-
T.R. Price Institutional U.S. Structured Research Fund	-	6,280,543
Vanguard Small Cap Index Institutional Fund	38,434,613	-
Vanguard Total Bond Market Fund	8,395,497	6,044,442
Vanguard Prime Money Market	12,559	-
Total	$ 895,580,718	$ 868,668,477

*5% or more of the Master Trust's net assets.

Investment results of the Master Trust, excluding interest income from notes to participants, for the year ended December 31, 2014 are as follows:

Investment Results:	
Net Appreciation in Fair Value of Investments:	
The Valspar Corporation Common Stock	$ 76,245,147
Common Collective Trust	12,576,780
Mutual Funds	5,369,623
Total	94,191,550
Interest and Dividends *	16,546,507
Total Investment Results	$ 110,738,057

* The fully benefit-responsive contract earned only interest and dividends during 2014.

NOTE 4 FAIR VALUE MEASUREMENTS

Accounting guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include the following:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

The Valspar Corporation Stock Fund

The Valspar Corporation Stock Fund consists of shares of The Valspar Corporation common stock, valued at the closing price reported on the New York Stock Exchange. Prior to July 1, 2014, this fund also contained interest-bearing cash, miscellaneous receivables and accrued income existing at year-end, offset by the benefit payable in The Valspar Corporation common stock. Effective July 1, 2014, the Valspar Corporation Stock Fund moved from a unitized fund to a Real-Time Trading fund.

NOTE 4 FAIR VALUE MEASUREMENTS (CONTINUED)

Fully Benefit-Responsive Contract and Common Collective Trusts

The investments in the common collective trusts (Fidelity U.S. Equity Index Fund and JP Morgan Large Cap Growth Fund) are recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. The investment in the fully benefit-responsive investment contract (Fidelity Managed Income Portfolio II Fund) is stated at fair value on the statement of net assets available for benefits, which is based on the underlying net asset value per unit, with an adjustment from fair value to contract value on that statement. Investment contracts are generally valued at contract value, rather than fair value, to the extent they are fully benefit-responsive.

Mutual Funds

Mutual funds are valued at the daily closing prices as reported by the fund. Investments held by the Plan are open-ended investments that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The investments held by the Plan are deemed to be actively traded.

The following tables set forth by level, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31, 2014 and 2013:

	2014			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation Common Stock	$ 409,753,143	$ -	$ -	$ 409,753,143
Fully Benefit-Responsive Contract	-	56,610,898	-	56,610,898
Equity Common Collective Trust	-	60,708,560	-	60,708,560
Large Cap Growth Collective Trust	-	52,739,664	-	52,739,664
Mutual Funds:				
Large Cap Funds	46,665,637	-	-	46,665,637
Balance Funds	163,617,871	-	-	163,617,871
Bond Funds	35,808,389	-	-	35,808,389
Small Cap Fund	38,434,613	-	-	38,434,613
International Funds	31,229,384	-	-	31,229,384
Money Market Fund	12,559	-	-	12,559
Total Master Trust Investments at Fair Value	$ 725,521,596	$ 170,059,122	$ -	$ 895,580,718

NOTE 4 FAIR VALUE MEASUREMENTS (CONTINUED)

	2013			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation Common Stock	$ 390,571,756	$ -	$ -	$ 390,571,756
Fully Benefit-Responsive Contract	-	69,563,095	-	69,563,095
Equity Common Collective Trust	-	51,216,984	-	51,216,984
Large Cap Growth Collective Trust		48,282,332		48,282,332
Mutual Funds:				
Large Cap Funds	54,299,820	-	-	54,299,820
Balance Funds	145,081,661	-	-	145,081,661
Bond Funds	37,008,926	-	-	37,008,926
Mid Cap Fund	36,776,941	-	-	36,776,941
International Fund	35,866,962	-	-	35,866,962
Total Master Trust Investments at Fair Value	$ 699,606,066	$ 169,062,411	$ -	$ 868,668,477

NOTE 5 FAIR VALUE OF INVESTMENTS REPORTED AT NET ASSET VALUE

Accounting guidance provides clarification on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of this guidance can be determined using net asset value (NAV) as a practical expedient, when the fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV. It also requires disclosure of certain attributes by major category of alternative investments, regardless of whether the practical expedient was used.

The following table sets forth additional disclosures of the Master Trust's investments whose fair value is estimated using NAV as of December 31, 2014 and 2013:

	Fair Value 2014	Fair Value 2013
Fully Benefit-Responsive Contract:		
Fidelity Managed Income Portfolio II Fund (a)	$ 56,610,898	$ 69,563,095
Common Collective Trust:		
Fidelity U.S. Equity Index Fund (b)	60,708,560	51,216,984
JP Morgan Large Cap Growth Fund 9 (c)	52,739,664	48,282,332
Total	$ 170,059,122	$ 169,062,411

NOTE 5 FAIR VALUE OF INVESTMENTS REPORTED AT NET ASSET VALUE (CONTINUED)

(a) The objective of the fund is to preserve capital and achieve a competitive level of income over time. To achieve its investment objective, it invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into "wrapper" contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. It seeks to minimize the exposure to wrap credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. The ability to receive amounts due pursuant to these contracts is dependent upon the issuers' ability to meet their financial obligations. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

(b) The objective of the fund is to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States and the fund will generally be invested in securities of companies which compose the S&P 500 Index. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

(c) The objective of the fund is to achieve long-term capital appreciation by investing primarily in equity securities of large capitalization companies whose market capitalizations are similar to those within the universe of the Russell 1000 Growth Index. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

For the assets above, there are no unfunded commitments or restrictions on redemption at the Plan or Master Trust level.

NOTE 6 TRANSACTIONS WITH PARTIES IN INTEREST

Origination and recordkeeping fees for notes from participants are charged to the participants' individual accounts.

During the year ended December 31, 2014, the Master Trust purchased approximately 1,111,000 shares of common stock of the Company at a cost of approximately $84,297,000. Dividends on common stock of the Company received by the Master Trust totaled approximately $5,471,000 for the year ended December 31, 2014. These transactions are exempt party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid to the Trustee also qualify as party-in-interest transactions.

NOTE 7 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Net Assets Available for Benefits per the Financial Statements	$ 848,369,501	$ 829,620,378
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract	778,245	945,231
Net Assets Available for Benefits per Form 5500	$ 849,147,746	$ 830,565,609

The following is a reconciliation of the net increase in net assets available for benefits before transfers per the financial statement to the Form 5500 for the year ended December 31, 2014:

Net Increase in Net Assets Available for Benefits per the Financial Statement Before Transfers	$ 18,796,055
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract - Beginning of Year	(945,231)
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract - End of Year	778,245
Net Increase in Net Assets Available for Benefits per Form 5500	$ 18,629,069

VALSPAR SAVINGS AND RETIREMENT PLAN
E.I.N. 36-2443580 PLAN NO. 003
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost Value	(e) Current Value
*	Participants	Participant Loans Rates at 4.25%	-	$ 10,040,462

** Indicates Party-in-Interest*

VALSPAR SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2013 AND 2012

VALSPAR SAVINGS AND RETIREMENT PLAN
TABLE OF CONTENTS
DECEMBER 31, 2013 AND 2012



CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Administrative Committee
Valspar Savings and Retirement Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of Valspar Savings and Retirement Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Valspar Savings and Retirement Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Benefits Administrative Committee
Valspar Savings and Retirement Plan

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.



CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 25, 2014

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement on Form S-8 of Valspar Savings and Retirement Plan of our report dated June 25, 2014, with respect to the statements of net assets available for benefits of Valspar Savings and Retirement Plan as of December 31, 2013 and 2012, the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and supplemental schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Valspar Savings and Retirement Plan.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 25, 2014

VALSPAR SAVINGS AND RETIREMENT PLAN
TABLE OF CONTENTS
DECEMBER 31, 2013 AND 2012

VALSPAR SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
INVESTMENTS (at Fair Value)		
Interest in The Valspar Corporation Master Trust	$ 802,276,003	$ 722,414,665
RECEIVABLES		
Company Contributions Receivable	17,829,081	21,717,649
Notes Receivable from Participants	10,460,525	10,015,972
Total Receivables	28,289,606	31,733,621
NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	830,565,609	754,148,286
Adjustment from Fair Value to Contract Value for Fully Benefit Responsive Investment Contract	(945,231)	(1,979,516)
NET ASSETS AVAILABLE FOR BENEFITS	$ 829,620,378	$ 752,168,770

VALSPAR SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2013

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:	
INVESTMENT INCOME	
Interest in Investment Income of The Valspar Corporation Master Trust	$ 116,737,875
INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	437,219
CONTRIBUTIONS	
Employee	19,934,583
Company	23,412,688
Total Contributions	43,347,271
DISTRIBUTIONS TO PARTICIPANTS	(83,089,050)
ADMINISTRATIVE COSTS	(40,951)
NET INCREASE PRIOR TO TRANSFERS	77,392,364
TRANSFERS FROM OTHER VALSPAR PLAN, Net	59,244
NET INCREASE AFTER TRANSFERS	77,451,608
NET ASSETS AVAILABLE FOR BENEFITS	
Beginning of Year	752,168,770
End of Year	$ 829,620,378

NOTE 1 DESCRIPTION OF THE PLAN

The following description of Valspar Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined-contribution plan that is available to salaried and hourly employees as defined in accordance with the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity or the Trustee) to be the trustee of the Plan.

Transfer of Assets

Transfers both in and out of the Plan occur as a result of employees changing positions and their status in collective bargaining agreements within the Company.

Eligibility

Individuals become eligible to defer wages after the employee has completed one hour of service. Participants must complete 365 days of service to share in the Company's contributions to the Plan.

Contributions

Employees electing to participate in the Plan make voluntary contributions on a pretax basis subject to certain limits. Upon becoming eligible to participate, participants are automatically enrolled to defer 4% of their eligible compensation unless otherwise instructed by the participants. Participants are allowed to change their salary deferral percentages at any time. The Company has agreed to contribute an amount equal to 100% of the first 2% and 50% of the next 2% of each employee's contributions up to a maximum match of 3% of eligible wages. Additionally, the Company may elect to contribute a discretionary contribution not to exceed 9% of participants' compensation for eligible participants who are employed on the last day of the Plan year subject to certain provisions. There was a 4% discretionary contribution made for the year ended December 31, 2013. The Company also contributes a non-elective contribution equal to 4% of the participants' compensation.

The Plan allows participants who are age 50 and older to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. Effective February 1, 2012, the Plan was amended to provide participants with an opportunity to make Roth contributions and in-plan Roth rollovers.

Vesting

Employee and company contributions vest immediately upon the participant completing one hour of service. A participant who is not credited with one hour of service after December 31, 2007, shall continue to be subject to the vesting rules of the prior Plan document in effect at the time of the participant's termination.

NOTE 1 DESCRIPTION OF THE PLAN (CONTINUED)

Vesting (Continued)

Forfeitures resulting from the termination of Plan participants with less than 100% vesting reduce the Company's contributions in the year of forfeitures. During the year ended December 31, 2013, $30,000 of forfeitures were applied against company contributions. There were approximately $21,100 and $97,600 of forfeitures outstanding at December 31, 2013 and 2012, respectively.

Investment Options

Participants currently have the option to allocate Plan contributions among several investment options, including the common stock of the Company. All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination.

Participant Accounts

Each participant's account is credited with the participant's and the Company's contributions and an allocation of Plan earnings. Allocations are based on participants' earnings and account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Dividends

Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on The Valspar Corporation common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $5,387,000 for the year ended December 31, 2013. For the year ended December 31, 2013, the financial statements and Master Trust footnote reflect only the amount of dividends reinvested, which totaled approximately $5,389,000 at the Master Trust level.

Distributions to Participants

Participants may elect to receive benefits in the form of a lump-sum distribution, an in-kind distribution of employer securities, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000. In-service and hardship distributions are also allowed subject to Plan provisions.

NOTE 1 DESCRIPTION OF PLAN (CONTINUED)

Notes Receivable from Participants

Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested balance. The repayment period is not to exceed 60 months; however, prior to January 1, 2009, participants were allowed to have notes outstanding for the purchase of a principal residence for a reasonable period of time, often exceeding the 60 month repayment period. The notes are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through after-tax payroll deductions over the terms of the notes, which expire through 2032.

Plan Administration

The Plan is administered by the Company, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contract

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. See Note 5 for further discussion.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation and Income Recognition

Investments in The Valspar Corporation Master Trust are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Tax Status

The Plan is placing reliance on an opinion letter dated September 16, 2013, received from the IRS indicating that the Plan is qualified under Section 401 of the IRC and is therefore not subject to tax under current income tax law.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

The Plan administrator has evaluated subsequent events through the date of the auditor's report, which is the date on which the financial statements were available to be issued.

NOTE 3 INVESTMENTS IN THE VALSPAR CORPORATION MASTER TRUST

Investments of the Plan are held in the Master Trust. The Master Trust also holds assets of the Valspar 401(k) Plan for Hourly Employees.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1% increments.

The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Plan's interest in the fair value of the Master Trust was 92.4% and 92.3% on December 31, 2013 and 2012, respectively. Investments in the Master Trust are determined on a unit-value basis as determined by Fidelity. The Plan's investment returns may not approximate these percentage interests in the returns of the Master Trust due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including Company stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. At December 31, 2013 and 2012, approximately 45% and 49%, respectively, of the Master Trust's net assets were invested in the common stock of The Valspar Corporation. The underlying value of The Valspar Corporation Stock Fund is dependent on the performance of The Valspar Corporation and the market's evaluation of such performance. Due to the level of risk associated with certain investment securities, including The Valspar Corporation common stock, it is reasonably possible that changes in the values of investment securities have occurred since December 31, 2013, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 3 INVESTMENTS IN THE VALSPAR CORPORATION MASTER TRUST

Investments of the Plan are held in the Master Trust. The Master Trust also holds assets of the Valspar 401(k) Plan for Hourly Employees.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1% increments.

The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Plan's interest in the fair value of the Master Trust was 92.4% and 92.3% on December 31, 2013 and 2012, respectively. Investments in the Master Trust are determined on a unit-value basis as determined by Fidelity. The Plan's investment returns may not approximate these percentage interests in the returns of the Master Trust due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including Company stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. At December 31, 2013 and 2012, approximately 45% and 49%, respectively, of the Master Trust's net assets were invested in the common stock of The Valspar Corporation. The underlying value of The Valspar Corporation Stock Fund is dependent on the performance of The Valspar Corporation and the market's evaluation of such performance. Due to the level of risk associated with certain investment securities, including The Valspar Corporation common stock, it is reasonably possible that changes in the values of investment securities have occurred since December 31, 2012, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

VALSPAR SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

NOTE 3 INVESTMENT IN THE VALSPAR CORPORATION MASTER TRUST (CONTINUED)

The fair values of investments of the Master Trust in which the Plan invests are as follows:

	2013	2012
The Valspar Corporation Stock Fund	$ 390,571,756	$ 379,586,314
Fully Benefit-Responsive Contract:		
Fidelity Managed Income Portfolio II Fund	69,563,095	75,297,843
Common Collective Trust:		
Fidelity U.S. Equity Index Fund	51,216,984	35,073,962
JP Morgan Large Cap Growth	48,282,332	-
Mutual Funds:		
Marsico Focus Fund	-	36,131,969
Frontegra Iron Bridge SMID Fund	36,776,941	27,744,386
Fidelity Diversified International Fund	35,866,962	26,729,290
FMI Large Cap	48,019,277	35,085,364
PIMCO Total Return Institutional Fund	30,964,484	40,556,044
Fidelity Freedom 2025 Fund W	24,055,256	18,125,514
Fidelity Freedom 2030 Fund W	22,985,417	17,288,167
Fidelity Freedom 2020 Fund W	24,181,272	19,270,757
Fidelity Freedom 2015 Fund W	14,627,656	13,614,791
Fidelity Freedom 2035 Fund W	21,405,296	15,209,502
Fidelity Freedom 2040 Fund W	12,916,561	9,637,504
Fidelity Freedom 2010 Fund W	2,401,580	3,616,508
Vanguard Total Bond Market Fund	6,044,442	11,885,108
Fidelity Freedom 2045 Fund W	12,413,620	8,524,462
Fidelity Freedom 2050 Fund W	6,327,755	3,911,422
Fidelity Freedom 2055 Fund W	909,486	62,872
Fidelity Freedom Income Fund W	2,857,762	2,863,247
T.R. Price Institutional U.S. Structured Research Fund	6,280,543	2,806,893
Total	$ 868,668,477	$ 783,021,919

Investment results of the Master Trust, excluding interest income from notes to participants, for the year ended December 31, 2013 are as follows:

Investment Results:	
Net Appreciation in Fair Value of Investments:	
The Valspar Corporation Common Stock	$ 50,738,976
Common Collective Trust	21,188,741
Mutual Funds	43,018,213
Total	114,945,930
Interest and Dividends *	10,809,048
Total Investment Results	$ 125,754,978

* The fully benefit-responsive contract earned only interest and dividends during 2013.

NOTE 4 FAIR VALUE MEASUREMENTS

Accounting guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include the following:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

The Valspar Corporation Stock Fund

The Valspar Corporation Stock Fund consists primarily of shares of The Valspar Corporation common stock, valued at the closing price reported on the New York Stock Exchange. This fund also contains interest-bearing cash, miscellaneous receivables and accrued income existing at year-end, offset by the benefit payable in The Valspar Corporation common stock.

NOTE 4 FAIR VALUE MEASUREMENTS (CONTINUED)

Fully Benefit-Responsive Contract and Common Collective Trusts

The investments in the common collective trusts (Fidelity U.S. Equity Index Fund and JP Morgan Large Cap Growth Fund) are recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. The investment in the fully benefit-responsive investment contract (Fidelity Managed Income Portfolio II Fund) is stated at fair value on the statement of net assets available for benefits, with an adjustment from fair value to contract value on that statement. Investment contracts are generally valued at contract value, rather than fair value, to the extent they are fully benefit-responsive. See further discussion at Note 5.

Mutual Funds

Mutual funds are valued at the closing prices reported in the active markets in which the securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31, 2013 and 2012:

	2013			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation Common Stock	$ 390,571,756	$ -	$ -	$ 390,571,756
Fully Benefit-Responsive Contract	-	69,563,095	-	69,563,095
Equity Common Collective Trust	-	51,216,984	-	51,216,984
Large Cap Growth Collective Trust		48,282,332		48,282,332
Mutual Funds:				
Large Cap Funds	54,299,820	-	-	54,299,820
Balance Funds	145,081,661	-	-	145,081,661
Bond Funds	37,008,926	-	-	37,008,926
Mid Cap Fund	36,776,941	-	-	36,776,941
International Fund	35,866,962	-	-	35,866,962
Total Master Trust Investments at Fair Value	$ 699,606,066	$ 169,062,411	$ -	$ 868,668,477

NOTE 4 FAIR VALUE MEASUREMENTS (CONTINUED)

	2012			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation Common Stock	$ 379,586,314	$ -	$ -	$ 379,586,314
Fully Benefit-Responsive Contract	-	75,297,843	-	75,297,843
Equity Common Collective Trust	-	35,073,962	-	35,073,962
Mutual Funds:				
Large Cap Funds	74,024,226	-	-	74,024,226
Balance Funds	112,124,746	-	-	112,124,746
Bond Funds	52,441,152	-	-	52,441,152
Mid Cap Fund	27,744,386	-	-	27,744,386
International Fund	26,729,290	-	-	26,729,290
Total Master Trust Investments at Fair Value	$ 672,650,114	$ 110,371,805	$ -	$ 783,021,919

NOTE 5 FAIR VALUE OF INVESTMENTS REPORTED AT NET ASSET VALUE

Accounting guidance provides clarification on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of this guidance can be determined using net asset value (NAV) as a practical expedient, when the fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV. It also requires disclosure of certain attributes by major category of alternative investments, regardless of whether the practical expedient was used.

The following table sets forth additional disclosures of the Master Trust's investments whose fair value is estimated using NAV as of December 31, 2013 and 2012:

	Fair Value 2013	Fair Value 2012
Fully Benefit-Responsive Contract:		
Fidelity Managed Income Portfolio II Fund (a)	$ 69,563,095	$ 75,297,843
Common Collective Trust:		
Fidelity U.S. Equity Index Fund (b)	51,216,984	35,073,962
JP Morgan Large Cap Growth Fund 9 (c)	48,282,332	-

NOTE 5 FAIR VALUE OF INVESTMENTS REPORTED AT NET ASSET VALUE (CONTINUED)

(a) The objective of the fund is to preserve capital and achieve a competitive level of income over time. To achieve its investment objective, it invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into "wrapper" contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. It seeks to minimize the exposure to wrap credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. The ability to receive amounts due pursuant to these contracts is dependent upon the issuers' ability to meet their financial obligations. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

(b) The objective of the fund is to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States and the fund will generally be invested in securities of companies which compose the S&P 500 Index. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

(c) The objective of the fund is to achieve long-term capital appreciation by investing primarily in equity securities of large capitalization companies whose market capitalizations are similar to those within the universe of the Russell 1000 Growth Index. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

For the assets above, there are no unfunded commitments or restrictions on redemption at the Plan or Master Trust level.

NOTE 6 TRANSACTIONS WITH PARTIES IN INTEREST

Origination and recordkeeping fees for notes from participants are charged to the participants' individual accounts.

During the year ended December 31, 2013, the Master Trust purchased approximately 1,714,000 shares of common stock of the Company at a cost of approximately $113,452,000. Dividends on common stock of the Company received by the Master Trust totaled approximately $5,387,000 for the year ended December 31, 2013. These transactions are exempt party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid to the Trustee also qualify as party-in-interest transactions.

NOTE 7 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Net Assets Available for Benefits per the Financial Statements	$ 829,620,378	$ 752,168,770
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract	945,231	1,979,516
Net Assets Available for Benefits per Form 5500	$ 830,565,609	$ 754,148,286

The following is a reconciliation of the net increase in net assets available for benefits before transfers per the financial statement to the Form 5500 for the year ended December 31, 2013:

Net Increase in Net Assets Available for Benefits per the Financial Statement Before Transfers	$ 77,392,364
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract - Beginning of Year	(1,979,516)
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract - End of Year	945,231
Net Increase in Net Assets Available for Benefits per Form 5500	$ 76,358,079

VALSPAR SAVINGS AND RETIREMENT PLAN
E.I.N. 36-2443580 PLAN NO. 003
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost Value	(e) Current Value
*	Participants	Participant Loans Rates from 4.25% to 9.25%	-	$ 10,460,525

** Indicates Party-in-Interest*

VALSPAR SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2012 AND 2011

VALSPAR SAVINGS AND RETIREMENT PLAN
TABLE OF CONTENTS
DECEMBER 31, 2012 AND 2011



CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Administrative Committee
Valspar Savings and Retirement Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of Valspar Savings and Retirement Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Valspar Savings and Retirement Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.



CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 26, 2013

VALSPAR SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
INVESTMENTS (at Fair Value)		
Interest in The Valspar Corporation Master Trust	$ 722,414,665	$ 585,870,598
RECEIVABLES		
Employer Contributions Receivable	21,717,649	23,585,095
Notes Receivable from Participants	10,015,972	10,427,342
Total Receivables	31,733,621	34,012,437
NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	754,148,286	619,883,035
Adjustment from Fair Value to Contract Value for Fully Benefit Responsive Investment Contract	(1,979,516)	(1,519,440)
NET ASSETS AVAILABLE FOR BENEFITS	$ 752,168,770	$ 618,363,595

See accompanying Notes to Financial Statements.

VALSPAR SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2012

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:	
INVESTMENT INCOME	
Interest in Investment Income of The Valspar Corporation Master Trust	$ 176,799,060
INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	445,967
CONTRIBUTIONS	
Employee	17,063,036
Employer	27,186,977
Total Contributions	44,250,013
DISTRIBUTIONS TO PARTICIPANTS	(87,777,939)
ADMINISTRATIVE COSTS	(47,669)
NET INCREASE PRIOR TO TRANSFERS	133,669,432
TRANSFERS FROM OTHER VALSPAR PLAN, Net	135,743
NET INCREASE AFTER TRANSFERS	133,805,175
NET ASSETS AVAILABLE FOR BENEFITS	
Beginning of Year	618,363,595
End of Year	$ 752,168,770

See accompanying Notes to Financial Statements.

NOTE 1 DESCRIPTION OF THE PLAN

The following description of Valspar Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined-contribution plan that is available to salaried and hourly employees as defined in accordance with the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity or the Trustee) to be the trustee of the Plan.

Transfer of Assets

Transfers both in and out of the Plan occur as a result of employees changing positions and their status in collective bargaining agreements within the Company.

Eligibility

Individuals become eligible to defer wages after the employee has completed one hour of service. Participants must complete 365 days of service to share in the Company's contributions to the Plan.

Contributions

Employees electing to participate in the Plan make voluntary contributions on a pretax basis subject to certain limits. Upon becoming eligible to participate, participants are automatically enrolled to defer 4% of their eligible compensation unless otherwise instructed by the participants. Participants are allowed to change their salary deferral percentages at any time. The Company has agreed to contribute an amount equal to 100% of the first 2% and 50% of the next 2% of each employee's contributions up to a maximum match of 3% of eligible wages. Additionally, the Company may elect to contribute a discretionary contribution not to exceed 9% of participants' compensation for eligible participants who are employed on the last day of the Plan year subject to certain provisions. There was a 6% discretionary contribution made for the year ended December 31, 2012. The Company also contributes a non-elective contribution equal to 4% of the participants' compensation.

The Plan allows participants who are age 50 and older to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. Effective February 1, 2012, the Plan was amended to provide participants with an opportunity to make Roth contributions and in-plan Roth rollovers.

Vesting

Employee and employer contributions vest immediately upon the participant completing one hour of service. A participant who is not credited with one hour of service after December 31, 2007, shall continue to be subject to the vesting rules of the prior Plan document in effect at the time of the participant's termination.

NOTE 1 DESCRIPTION OF THE PLAN (CONTINUED)

Vesting (Continued)

Forfeitures resulting from the termination of Plan participants with less than 100% vesting reduce the Company's contributions in the year of forfeitures. During the year ended December 31, 2012, $80,000 of forfeitures were applied against employer contributions. There were approximately $97,600 and $61,500 of forfeitures outstanding at December 31, 2012 and 2011, respectively.

Investment Options

Participants currently have the option to allocate Plan contributions among several investment options, including the common stock of the Company. All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination.

Participant Accounts

Each participant's account is credited with the participant's and the Company's contributions and an allocation of Plan earnings. Allocations are based on participants' earnings and account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Dividends

Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on The Valspar Corporation common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $5,319,000 for the year ended December 31, 2012. For the year ended December 31, 2012, the financial statements and Master Trust footnote reflect only the amount of dividends reinvested, which totaled approximately $6,737,000 at the Master Trust level.

Distributions to Participants

Participants may elect to receive benefits in the form of a lump-sum distribution, an in-kind distribution of employer securities, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000. In-service and hardship distributions are also allowed subject to Plan provisions.

NOTE 1 DESCRIPTION OF PLAN (CONTINUED)

Notes Receivable from Participants

Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested balance. The repayment period is not to exceed 60 months; however, prior to January 1, 2009, participants were allowed to have notes outstanding for the purchase of a principal residence for a reasonable period of time, often exceeding the 60 month repayment period. The notes are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through after-tax payroll deductions over the terms of the notes, which expire through 2032.

Plan Administration

The Plan is administered by the Company, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contract

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. See Note 5 for further discussion.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation and Income Recognition

Investments in The Valspar Corporation Master Trust are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Tax Status

The Plan obtained its latest determination letter on March 2, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan, as currently designed, is being operated under the applicable requirements of the Code. The Plan is currently in process of obtaining a new determination letter.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan's tax positions and conclude that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Termination of the Plan

Although it has not expressed any intent to do so. the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

NOTE 3 INVESTMENTS IN THE VALSPAR CORPORATION MASTER TRUST

Investments of the Plan are held in the Master Trust. The Master Trust also holds assets of the Valspar 401(k) Plan for Hourly Employees.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1% increments.

The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Plan's interest in the fair value of the Master Trust was 92.3% and 92.8% on December 31, 2012 and 2011, respectively. Investments in the Master Trust are determined on a unit-value basis as determined by Fidelity. The Plan's investment returns may not approximate these percentage interests in the returns of the Master Trust due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including Company stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. At December 31, 2012 and 2011, approximately 49% and 45%, respectively, of the Master Trust's net assets were invested in the common stock of The Valspar Corporation. The underlying value of The Valspar Corporation Stock Fund is dependent on the performance of The Valspar Corporation and the market's evaluation of such performance. Due to the level of risk associated with certain investment securities, including The Valspar Corporation common stock, it is reasonably possible that changes in the values of investment securities have occurred since December 31, 2012, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 3 INVESTMENT IN THE VALSPAR CORPORATION MASTER TRUST (CONTINUED)

The fair values of investments of the Master Trust in which the Plan invests are as follows:

	2012	2011
The Valspar Corporation Stock Fund	$ 379,586,314	$ 283,777,599
Fully Benefit-Responsive Contract:		
Fidelity Managed Income Portfolio II Fund	75,297,843	64,936,289
Common Collective Trust:		
Fidelity U.S. Equity Index Fund	35,073,962	30,501,073
Mutual Funds:		
Marsico Focus Fund	36,131,969	36,175,933
Dodge and Cox Stock Fund	-	34,577,216
Frontegra Iron Bridge SMID Fund	27,744,386	28,516,082
Fidelity Diversified International Fund	26,729,290	23,945,558
FMI Large Cap	35,085,364	-
PIMCO Total Return Institutional Fund	40,556,044	29,500,149
Fidelity Freedom 2025 Fund*	18,125,514	14,887,428
Fidelity Freedom 2030 Fund*	17,288,167	13,968,465
Fidelity Freedom 2020 Fund*	19,270,757	13,679,007
Fidelity Freedom 2015 Fund*	13,614,791	11,979,245
Fidelity Freedom 2035 Fund*	15,209,502	11,052,489
Fidelity Freedom 2040 Fund*	9,637,504	7,165,688
Fidelity Freedom 2010 Fund*	3,616,508	3,414,894
Vanguard Total Bond Market Fund	11,885,108	9,962,762
Fidelity Freedom 2045 Fund*	8,524,462	6,488,306
Fidelity Freedom 2050 Fund*	3,911,422	2,898,448
Fidelity Freedom 2055 Fund*	62,872	-
Fidelity Freedom Income Fund*	2,863,247	2,309,542
T.R. Price Institutional U.S. Structured Research Fund	2,806,893	1,324,024
Total	$ 783,021,919	$ 631,060,197

* Fund share class was "W" class as of December 31, 2012

Investment results of the Master Trust, excluding interest income from notes to participants, for the year ended December 31, 2012 are as follows:

Investment Results:	
Net Appreciation in Fair Value of Investments:	
The Valspar Corporation Common Stock	$ 153,916,099
Common Collective Trust	4,909,035
Mutual Funds	20,893,625
Total	179,718,759
Interest and Dividends *	17,109,493
Total Investment Results	$ 196,828,252

* The fully benefit-responsive contract earned only interest and dividends during 2012.

NOTE 4 FAIR VALUE MEASUREMENTS

Accounting guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include the following:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

The Valspar Corporation Stock Fund

The Valspar Corporation Stock Fund consists primarily of shares of The Valspar Corporation common stock, valued at the closing price reported on the New York Stock Exchange. This fund also contains interest-bearing cash, miscellaneous receivables and accrued income existing at year-end, offset by the benefit payable in The Valspar Corporation common stock.

NOTE 4 FAIR VALUE MEASUREMENTS (CONTINUED)

Fully Benefit-Responsive Contract and Common Collective Trust

The investment in the common collective trust (Fidelity U.S. Equity Index Fund) is recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. The investment in the fully benefit-responsive investment contract (Fidelity Managed Income Portfolio II Fund) is stated at fair value on the statement of net assets available for benefits, with an adjustment from fair value to contract value on that statement. Investment contracts are generally valued at contract value, rather than fair value, to the extent they are fully benefit-responsive. The fair value of the fully benefit-responsive investment contract is calculated using a discounted cash flow model which considers the contractual terms of the underlying GICs. See further discussion at Note 5.

Mutual Funds

Mutual funds are valued at the closing prices reported in the active markets in which the securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31, 2012 and 2011:

	2012			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation Common Stock	$ 379,586,314	$ -	$ -	$ 379,586,314
Fully Benefit-Responsive Contract	-	75,297,843	-	75,297,843
Equity Common Collective Trust	-	35,073,962	-	35,073,962
Mutual Funds:				
Large Cap Funds	74,024,226	-	-	74,024,226
Balance Funds	112,124,746	-	-	112,124,746
Bond Funds	52,441,152	-	-	52,441,152
Mid Cap Fund	27,744,386	-	-	27,744,386
International Fund	26,729,290	-	-	26,729,290
Total Master Trust Investments at Fair Value	$ 672,650,114	$ 110,371,805	$ -	$ 783,021,919

NOTE 4 FAIR VALUE MEASUREMENTS (CONTINUED)

	2011			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation Common Stock	$ 283,777,599	$ -	$ -	$ 283,777,599
Fully Benefit-Responsive Contract	-	64,936,289	-	64,936,289
Equity Common Collective Trust	-	30,501,073	-	30,501,073
Mutual Funds:				
Large Cap Funds	72,077,173	-	-	72,077,173
Balance Funds	87,843,512	-	-	87,843,512
Bond Funds	39,462,911	-	-	39,462,911
Mid Cap Fund	28,516,082	-	-	28,516,082
International Fund	23,945,558	-	-	23,945,558
Total Master Trust Investments at Fair Value	$ 535,622,835	$ 95,437,362	$ -	$ 631,060,197

NOTE 5 FAIR VALUE OF INVESTMENTS REPORTED AT NET ASSET VALUE

Accounting guidance provides clarification on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of this guidance can be determined using net asset value (NAV) as a practical expedient, when the fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV. It also requires disclosure of certain attributes by major category of alternative investments, regardless of whether the practical expedient was used.

The following table sets forth additional disclosures of the Master Trust's investments whose fair value is estimated using NAV as of December 31, 2012 and 2011:

	Fair Value 2012	Fair Value 2011
Fully Benefit-Responsive Contract:		
Fidelity Managed Income Portfolio II Fund (a)	$ 75,297,843	$ 64,936,289
Common Collective Trust:		
Fidelity U.S. Equity Index Fund (b)	35,073,962	30,501,073
Total	$ 110,371,805	$ 95,437,362

NOTE 5 FAIR VALUE OF INVESTMENTS REPORTED AT NET ASSET VALUE (CONTINUED)

(a) The objective of the fund is to preserve capital and achieve a competitive level of income over time. To achieve its investment objective, it invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into "wrapper" contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. It seeks to minimize the exposure to wrap credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. The ability to receive amounts due pursuant to these contracts is dependent upon the issuers' ability to meet their financial obligations. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

(b) This objective of the fund is to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States and the fund will generally be invested in securities of companies which compose the S&P 500 Index. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

For the assets above, there are no unfunded commitments or restrictions on redemption at the Plan or Master Trust level.

NOTE 6 TRANSACTIONS WITH PARTIES IN INTEREST

Origination and recordkeeping fees for notes from participants are charged to the participants' individual accounts.

During the year ended December 31, 2012, the Master Trust purchased approximately 968,000 shares of common stock of the Company at a cost of approximately $51,818,000. Dividends on common stock of the Company received by the Master Trust totaled approximately $5,319,000 for the year ended December 31, 2012. These transactions are exempt party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid to the Trustee also qualify as party-in-interest transactions.

NOTE 7 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

	2012	2011
Net Assets Available for Benefits per the Financial Statements	$ 752,168,770	$ 618,363,595
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract	1,979,516	1,519,440
Net Assets Available for Benefits per Form 5500	$ 754,148,286	$ 619,883,035

The following is a reconciliation of the net increase in net assets available for benefits before transfers per the financial statement to the Form 5500 for the year ended December 31, 2012:

Net Increase in Net Assets Available for Benefits per the Financial Statement Before Transfers	$ 133,669,432
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract - Beginning of Year	(1,519,440)
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract - End of Year	1,979,516
Net Increase in Net Assets Available for Benefits per Form 5500	$ 134,129,508

VALSPAR SAVINGS AND RETIREMENT PLAN
E.I.N. 36-2443580 PLAN NO. 003
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost Value	(e) Current Value
*	Participants	Participant Loans Rates from 4.25% to 9.25%	-	$ 10,015,972

** Indicates Party-in-Interest*



CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Administrative Committee
Valspar 401(k) Plan for Hourly Employees
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of Valspar 401(k) Plan for Hourly Employees as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Valspar 401(k) Plan for Hourly Employees as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 25, 2015

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement on Form S-8 of Valspar 401(k) Plan for Hourly Employees of our report dated June 25, 2015, with respect to the statements of net assets available for benefits of Valspar 401(k) Plan for Hourly Employees as of December 31, 2014 and 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and supplemental schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the Valspar 401(k) Plan for Hourly Employees.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 25, 2015

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2014 AND 2013

VALSPAR 401(K) FOR HOURLY EMPLOYEES
TABLE OF CONTENTS
DECEMBER 31, 2014 AND 2013

VALSPAR 401(K) FOR HOURLY EMPLOYEES
TABLE OF CONTENTS
DECEMBER 31, 2014 AND 2013

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS		
INVESTMENTS (at Fair Value)		
Interest in The Valspar Corporation Master Trust	$ 71,593,300	$ 66,392,474
RECEIVABLES		
Employee Contributions Receivable	51,834	-
Company Contributions Receivable	31,796	3,151
Notes Receivable from Participants	2,206,559	2,447,136
Total Receivables	2,290,189	2,450,287
NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	73,883,489	68,842,761
Adjustment from Fair Value to Contract Value for Fully Benefit Responsive Investment Contract	(36,527)	(33,965)
NET ASSETS AVAILABLE FOR BENEFITS	$ 73,846,962	$ 68,808,796

See accompanying Notes to Financial Statements.

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2014

ADDITIONS TO NET ASSETS ATTRIBUTED TO:	
INVESTMENT INCOME	
Interest in Investment Income of The Valspar Corporation Master Trust	$10,962,055
INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	102,422
CONTRIBUTIONS	
Employee	1,752,119
Company	767,288
Total Contributions	2,519,407
Total Additions	13,583,884
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:	
DISTRIBUTIONS TO PARTICIPANTS	8,569,916
ADMINISTRATIVE COSTS	22,734
Total Deductions	8,592,650
NET INCREASE PRIOR TO TRANSFERS	4,991,234
TRANSFERS FROM OTHER VALSPAR PLAN, NET	46,932
NET INCREASE AFTER TRANSFERS	5,038,166
NET ASSETS AVAILABLE FOR BENEFITS	
Beginning of Year	68,808,796
End of Year	$ 73,846,962

See accompanying Notes to Financial Statements.

NOTE 1 DESCRIPTION OF THE PLAN

The following description of Valspar 401 (k) Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined-contribution plan that is available to hourly employees as defined in accordance with the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity or the Trustee) to be the trustee of the Plan.

Transfer of Assets

Transfers both in and out of the Plan occurred as a result of employees changing positions and their status in collective bargaining agreements within the Company.

Eligibility

Individuals become eligible to defer wages after the employee has completed one hour of service. Participants must complete 365 days of service to share in the Company's contributions to the Plan.

Contributions

Employees electing to participate in the Plan make voluntary contributions on a pretax basis subject to certain limits. Upon becoming eligible to participate, participants are automatically enrolled to defer 4% of their eligible compensation unless otherwise instructed by the participants. Participants are allowed to change their salary deferral percentage at any time. The Company has agreed to contribute an amount equal to 100% of the first 2% and 50% of the next 2% of each employee's contributions up to a maximum match of 3% of eligible wages. Additionally, the Company may elect to contribute a discretionary matching contribution (not to exceed 100% of Company matching contributions) for eligible participants who are employed on the last day of the Plan year subject to certain provisions. The Company did not make a discretionary match contribution during the year ended December 31, 2014.

The Plan allows participants who are age 50 and older to make catch up contributions. Participants may also contribution amounts representing distributions from other qualified plans. Effective February 1, 2012, the Plan was amended to provide participants with an opportunity to make Roth contributions and in-plan Roth rollovers.

Vesting

Employee and company contributions vest immediately upon the participant completing one hour of service. A participant who is not credited with one hour of service after December 31, 2007, shall continue to be subject to the vesting rules of the prior Plan document in effect at the time of the participant's termination.

NOTE 1 DESCRIPTION OF PLAN (CONTINUED)

Vesting (Continued)

Forfeitures resulting from the termination of Plan participants with less than 100% vesting reduce the Company's contributions in the year of forfeiture. During the year ended December 31, 2014, no forfeitures were applied against company contributions. There were approximately $30,400 and $23,000 of forfeitures outstanding at December 31, 2014 and 2013, respectively.

Investment Options

Participants currently have the option to allocate Plan contributions among several investment options, including the common stock of the Company. All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination.

Participant Accounts

Each participant's account is credited with the participant's and Company's contributions and an allocation of plan earnings. Allocations are based on participants' earnings and account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Dividends

Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on The Valspar Corporation common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $5,471,000 for the year ended December 31, 2014. For the year ended December 31, 2014, the financial statements and Master Trust footnote reflect only the amount of dividends reinvested, which totaled approximately $2,798,000 at the Master Trust level.

Distributions to Participants

Participants may elect to receive benefits in the form of a lump-sum distribution, an in-kind distribution of employer securities, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000. In-service and hardship distributions are also allowed subject to Plan provisions.

Notes Receivable from Participants

Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested balance. The repayment period is not to exceed 60 months; however, prior to January 1, 2009, participants were allowed to have notes outstanding for the purchase of a principal residence for a reasonable period of

NOTE 1 DESCRIPTION OF PLAN (CONTINUED)

Notes Receivable from Participants (Continued)

time, often exceeding the 60-month repayment period. The notes are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through after-tax payroll deductions over the terms of the notes.

Plan Administration

The Plan is administered by the Company, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contract

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments in the Master Trust are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Tax Status

The Plan is placing reliance on an opinion letter dated August 17, 2011, received from the Internal Revenue Service (IRS) indicating that the Plan is qualified under Section 401 of the Internal Revenue Code (IRC) and is therefore not subject to tax under current income tax law. The Plan has been amended since receiving the opinion letter. However, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Subsequent Events

The Plan administrator has evaluated subsequent events through the date of the auditor's report, which is the date on which the financial statements were available to be issued.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Tax Status

The Plan is placing reliance on an opinion letter dated August 17, 2011, received from the IRS indicating that the Plan is qualified under Section 401 of the IRC and is therefore not subject to tax under current income tax law. The Plan has been amended since receiving the opinion letter. However, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

NOTE 3 INVESTMENTS IN THE VALSPAR CORPORATION MASTER TRUST

Investments of the Plan are held in the Master Trust. The Master Trust also holds assets of the Valspar Savings and Retirement Plan.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1% increments.

The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Plan's interest in the fair value of the Master Trust was 8.0% and 7.6% on December 31, 2014 and 2013, respectively. Investments in the Master Trust are determined on a unit-value basis as determined by Fidelity. The Plan's investment returns may not approximate these percentage interests in returns of the Master Trust due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including Company stock which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. At December 31, 2014 and 2013, approximately 46% and 45%, respectively, of the Master Trust's net assets were invested in the common stock of The Valspar Corporation. The underlying value of The Valspar Corporation Stock Fund is dependent on the performance of The Valspar Corporation and the market's evaluation of such performance. Due to the level of risk associated with certain investment securities, including The Valspar Corporation common stock, it is reasonably possible that changes in the values of investment securities have occurred since December 31, 2014, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 3 INVESTMENTS IN THE VALSPAR CORPORATION MASTER TRUST (CONTINUED)

The values of investments of the Master Trust in which the Plan invests are as follows:

	2014	2013
The Valspar Corporation Stock Fund*	$ 409,753,143	$ 390,571,756
Fully Benefit-Responsive Contract:		
Fidelity Managed Income Portfolio II Fund*	56,610,898	69,563,095
Common Collective Trust:		
Fidelity U.S. Equity Index Fund*	60,708,560	51,216,984
JP Morgan Large Cap Growth*	52,739,664	48,282,332
Mutual Funds:		
Frontegra Iron Bridge SMID Fund	-	36,776,941
Fidelity Diversified International Fund	30,353,803	35,866,962
FMI Large Cap*	46,665,637	48,019,277
PIMCO Total Return Institutional Fund	27,412,892	30,964,484
Fidelity Freedom 2025 Fund W	28,572,376	24,055,256
Fidelity Freedom 2030 Fund W	26,403,455	22,985,417
Fidelity Freedom 2020 Fund W	28,921,759	24,181,272
Fidelity Freedom 2015 Fund W	12,032,921	14,627,656
Fidelity Freedom 2035 Fund W	24,785,317	21,405,296
Fidelity Freedom 2040 Fund W	14,962,983	12,916,561
Fidelity Freedom 2010 Fund W	2,125,632	2,401,580
Fidelity Freedom 2045 Fund W	14,159,363	12,413,620
Fidelity Freedom 2050 Fund W	7,353,859	6,327,755
Fidelity Freedom 2055 Fund W	1,475,695	909,486
Fidelity Freedom Income Fund W	2,824,511	2,857,762
GMO Benchmark	875,581	-
T.R. Price Institutional U.S. Structured Research Fund	-	6,280,543
Vanguard Small Cap Index Institutional Fund	38,434,613	-
Vanguard Total Bond Market Fund	8,395,497	6,044,442
Vanguard Prime Money Market	12,559	-
Total	$ 895,580,718	$ 868,668,477

Investment results of the Master Trust, excluding interest income from notes to participants, for the year ended December 31, 2014 are as follows:

Investment Results:	
Net Appreciation in Fair Value of Investments:	
The Valspar Corporation Common Stock	$ 76,245,147
Common Collective Trust	12,576,780
Mutual Funds	5,369,623
Total	94,191,550
Interest and Dividends *	16,546,507
Total Investment Results	$ 110,738,057

* The fully benefit-responsive contract earned only interest and dividends during 2014.

NOTE 4 FAIR VALUE MEASUREMENTS

Accounting guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include the following:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

The Valspar Corporation Stock Fund

The Valspar Corporation Stock Fund consists primarily of shares of The Valspar Corporation common stock, valued at the closing price reported on the New York Stock Exchange. Prior to July 1, 2014, this fund also contained interest-bearing cash, miscellaneous receivables and accrued income existing at year-end, offset by the benefit payable in The Valspar Corporation common stock. Effective July 1, 2014, the Valspar Corporation Stock Fund moved from a unitized fund to a Real-Time Trading fund.

NOTE 4 FAIR VALUE MEASUREMENTS (CONTINUED)

Fully Benefit-Responsive Contract and Common Collective Trusts

The investments in the common collective trusts (Fidelity U.S. Equity Index Fund and JP Morgan Large Cap Growth Fund) are recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. The investment in the fully benefit-responsive investment contract (Fidelity Managed Income Portfolio II Fund) is stated at fair value on the statement of net assets available for benefits, which is based on the underlying net asset value per unit, with an adjustment from fair value to contract value on that statement. Investment contracts are generally valued at contract value, rather than fair value, to the extent they are fully benefit-responsive.

Mutual Funds

Mutual funds are valued at the daily closing prices as reported by the fund. Investments held by the Plan are open-ended investments that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The investments held by the Plan are deemed to be actively traded.

The following tables set forth by level within the fair value hierarchy the Master Trust's investments at fair value as of December 31, 2014 and 2013:

	2014			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation Common Stock	$ 409,753,143	$ -	$ -	$ 409,753,143
Fully Benefit-Responsive Contract	-	56,610,898	-	56,610,898
Equity Common Collective Trust	-	60,708,560	-	60,708,560
Large Cap Growth Collective Trust	-	52,739,664	-	52,739,664
Mutual Funds:				
Large Cap Funds	46,665,637	-	-	46,665,637
Balance Funds	163,617,871	-	-	163,617,871
Bond Funds	35,808,389	-	-	35,808,389
Small Cap Fund	38,434,613	-	-	38,434,613
International Funds	31,229,384	-	-	31,229,384
Money Market Fund	12,559	-	-	12,559
Total Master Trust Investments at Fair Value	$ 725,521,596	$ 170,059,122	$ -	$ 895,580,718

NOTE 4 FAIR VALUE MEASUREMENTS (CONTINUED)

	2013			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation Common Stock	$ 390,571,756	$ -	$ -	$ 390,571,756
Fully Benefit-Responsive Contract	-	69,563,095	-	69,563,095
Equity Common Collective Trust	-	51,216,984	-	51,216,984
Large Cap Growth Collective Trust		48,282,332		48,282,332
Mutual Funds:				
Large Cap Funds	54,299,820	-	-	54,299,820
Balance Funds	145,081,661	-	-	145,081,661
Bond Funds	37,008,926	-	-	37,008,926
Mid Cap Fund	36,776,941	-	-	36,776,941
International Fund	35,866,962	-	-	35,866,962
Total Master Trust Investments at Fair Value	$ 699,606,066	$ 169,062,411	$ -	$ 868,668,477

NOTE 5 FAIR VALUE OF INVESTMENTS REPORTED AT NET ASSET VALUE

Accounting guidance provides clarification on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of this guidance can now be determined using net asset value (NAV) as a practical expedient when the fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV. It also requires disclosure of certain attributes by major category of alternative investments, regardless of whether the practical expedient was used.

The following table sets forth additional disclosures of the Mater Trust's investments whose fair value is estimated using NAV as of December 31, 2014 and 2013:

	Fair Value 2014	Fair Value 2013
Fully Benefit-Responsive Contract:		
Fidelity Managed Income Portfolio II Fund (a)	$ 56,610,898	$ 69,563,095
Common Collective Trust:		
Fidelity U.S. Equity Index Fund (b)	60,708,560	51,216,984
JP Morgan Large Cap Growth Fund 9 (c)	52,739,664	48,282,332
Total	$ 170,059,122	$ 169,062,411

(a) The objective of the fund is to preserve capital and achieve a competitive level of income over time. To achieve its investment objective, it invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into "wrapper" contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. It seeks to minimize the exposure to wrap credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. The ability to receive amounts due pursuant to these contracts is dependent upon the issuers' ability to meet their financial obligations. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

NOTE 5 FAIR VALUE OF INVESTMENTS REPORTED AT NET ASSET VALUE (CONTINUED)

(b) The objective of the fund is to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States and the fund will generally be invested in securities of companies which compose the S&P 500 Index. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

(c) The objective of the fund is to achieve long-term capital appreciation by investing primarily in equity securities of large capitalization companies whose market capitalizations are similar to those within the universe of the Russell 1000 Growth Index. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

For the assets above, there are no unfunded commitments or restrictions on redemption at the Plan or Master Trust level.

NOTE 6 TRANSACTIONS WITH PARTIES IN INTEREST

Origination and record-keeping fees for notes receivable from participants are charged to the participants' individual accounts.

During the year ended December 31, 2014, the Master Trust purchased approximately 1,111,000 shares of common stock of the Company at a cost of approximately $84,297,000. Dividends on common stock of the Company received by the Master Trust totaled approximately $5,471,000 for the year ended December 31, 2014. These transactions are exempt party-in-interest transactions.

Certain plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid to the Trustee also qualify as party-in-interest transactions.

NOTE 7 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Net Assets Available for Benefits per the Financial Statements	$ 73,846,962	$ 68,808,796
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract	36,527	33,965
Net Assets Available for Benefits per Form 5500	$ 73,883,489	$ 68,842,761

NOTE 7 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of the net increase in net assets available for benefits before transfers per the financial statement to the Form 5500 for the year ended December 31, 2014:

Net Increase in Net Assets Available for Benefits per the Financial Statement Before Transfers	$	4,991,234
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract - Beginning of Year		(33,965)
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract - End of Year		36,527
Net Increase in Net Assets Available for Benefits per Form 5500	$	4,993,796

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES
E.I.N. 36-2443580 PLAN NO.007
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost Value	(e) Current Value
*	Participants	Participant Loans Rates from 4.25% to 5%	-	$ 2,206,559

** Indicates Party-in-Interest*

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2013 AND 2012

VALSPAR 401(K) FOR HOURLY EMPLOYEES
TABLE OF CONTENTS
DECEMBER 31, 2013 AND 2012


CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Administrative Committee
Valspar 401(k) Plan for Hourly Employees
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of Valspar 401(k) Plan for Hourly Employees as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Valspar 401(k) Plan for Hourly Employees as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.


NEXIA
INTERNATIONAL

Benefits Administrative Committee
Valspar 401(k) Plan for Hourly Employees

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.



CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 25, 2014

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement on Form S-8 of Valspar 401(k) Plan for Hourly Employees of our report dated June 25, 2014, with respect to the statements of net assets available for benefits of Valspar 401(k) Plan for Hourly Employees as of December 31, 2013 and 2012, the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and supplemental schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Valspar 401(k) Plan for Hourly Employees.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 25, 2014

VALSPAR 401(K) FOR HOURLY EMPLOYEES
TABLE OF CONTENTS
DECEMBER 31, 2013 AND 2012

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
INVESTMENTS (at Fair Value)		
Interest in The Valspar Corporation Master Trust	$ 66,392,474	$ 60,607,254
RECEIVABLES		
Company Contributions Receivable	3,151	5,317
Notes Receivable from Participants	2,447,136	2,115,080
Total Receivables	2,450,287	2,120,397
NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	68,842,761	62,727,651
Adjustment from Fair Value to Contract Value for Fully Benefit Responsive Investment Contract	(33,965)	(62,539)
NET ASSETS AVAILABLE FOR BENEFITS	$ 68,808,796	$ 62,665,112

See accompanying Notes to Financial Statements.

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2013

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:	
INVESTMENT INCOME	
Interest in Investment Income of The Valspar Corporation Master Trust	$9,017,103
INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	104,057
CONTRIBUTIONS	
Employee	1,831,349
Company	758,742
Total Contributions	2,590,091
DISTRIBUTIONS TO PARTICIPANTS	(5,494,983)
ADMINISTRATIVE COSTS	(13,340)
NET INCREASE PRIOR TO TRANSFERS	6,202,928
TRANSFERS TO OTHER VALSPAR PLAN, NET	(59,244)
NET INCREASE AFTER TRANSFERS	6,143,684
NET ASSETS AVAILABLE FOR BENEFITS	
Beginning of Year	62,665,112
End of Year	$ 68,808,796

See accompanying Notes to Financial Statements.

NOTE 1 DESCRIPTION OF THE PLAN

The following description of Valspar 401 (k) Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined-contribution plan that is available to hourly employees as defined in accordance with the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity or the Trustee) to be the trustee of the Plan.

Transfer of Assets

Transfers both in and out of the Plan occurred as a result of employees changing positions and their status in collective bargaining agreements within the Company.

Eligibility

Individuals become eligible to defer wages after the employee has completed one hour of service. Participants must complete 365 days of service to share in the Company's contributions to the Plan.

Contributions

Employees electing to participate in the Plan make voluntary contributions on a pretax basis subject to certain limits. Upon becoming eligible to participate, participants are automatically enrolled to defer 4% of their eligible compensation unless otherwise instructed by the participants. Participants are allowed to change their salary deferral percentage at any time. The Company has agreed to contribute an amount equal to 100% of the first 2% and 50% of the next 2% of each employee's contributions up to a maximum match of 3% of eligible wages. Additionally, the Company may elect to contribute a discretionary matching contribution (not to exceed 100% of Company matching contributions) for eligible participants who are employed on the last day of the Plan year subject to certain provisions. The Company did not make a discretionary match contribution during the year ended December 31, 2013.

The Plan allows participants who are age 50 and older to make catch up contributions. Participants may also contribution amounts representing distributions from other qualified plans. Effective February 1, 2012, the Plan was amended to provide participants with an opportunity to make Roth contributions and in-plan Roth rollovers.

Vesting

Employee and company contributions vest immediately upon the participant completing one hour of service. A participant who is not credited with one hour of service after December 31, 2007, shall continue to be subject to the vesting rules of the prior Plan document in effect at the time of the participant's termination.

NOTE 1 DESCRIPTION OF PLAN (CONTINUED)

Vesting (Continued)

Forfeitures resulting from the termination of Plan participants with less than 100% vesting reduce the Company's contributions in the year of forfeiture. During the year ended December 31, 2013, no forfeitures were applied against company contributions. There were approximately $23,000 and $21,000 of forfeitures outstanding at December 31, 2013 and 2012, respectively.

Investment Options

Participants currently have the option to allocate Plan contributions among several investment options, including the common stock of the Company. All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination.

Participant Accounts

Each participant's account is credited with the participant's and Company's contributions and an allocation of plan earnings. Allocations are based on participants' earnings and account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Dividends

Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on The Valspar Corporation common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $5,387,000 for the year ended December 31, 2013. For the year ended December 31, 2013, the financial statements and Master Trust footnote reflect only the amount of dividends reinvested, which totaled approximately $5,389,000 at the Master Trust level.

Distributions to Participants

Participants may elect to receive benefits in the form of a lump-sum distribution, an in-kind distribution of employer securities, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000. In-service and hardship distributions are also allowed subject to Plan provisions.

Notes Receivable from Participants

Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested balance. The repayment period is not to exceed 60 months; however, prior to January 1, 2009, participants were allowed to have notes outstanding for the purchase of a principal residence for a reasonable period of

NOTE 1 DESCRIPTION OF PLAN (CONTINUED)

Notes Receivable from Participants (Continued)

time, often exceeding the 60-month repayment period. The notes are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through after-tax payroll deductions over the terms of the notes, which expire through 2018.

Plan Administration

The Plan is administered by the Company, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contract

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. See Note 5 for further discussion.

Investment Valuation and Income Recognition

Investments in the Master Trust are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Tax Status

The Plan is placing reliance on an opinion letter dated August 17, 2011, received from the IRS indicating that the Plan is qualified under Section 401 of the IRC and is therefore not subject to tax under current income tax law. The Plan has been amended since receiving the opinion letter. However, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Subsequent Events

The Plan administrator has evaluated subsequent events through the date of the auditor's report, which is the date on which the financial statements were available to be issued.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Tax Status

The Plan obtained its latest determination letter on August 17, 2011, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan Administrator believes the Plan, as currently designed, is being operated under the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

NOTE 3 INVESTMENTS IN THE VALSPAR CORPORATION MASTER TRUST

Investments of the Plan are held in the Master Trust. The Master Trust also holds assets of the Valspar Savings and Retirement Plan.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1% increments.

The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Plan's interest in the fair value of the Master Trust was 7.6% and 7.7% on December 31, 2013 and 2012, respectively. Investments in the Master Trust are determined on a unit-value basis as determined by Fidelity. The Plan's investment returns may not approximate these percentage interests in returns of the Master Trust due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including Company stock which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. At December 31, 2013 and 2012, approximately 45% and 49%, respectively, of the Master Trust's net assets were invested in the common stock of The Valspar Corporation. The underlying value of The Valspar Corporation Stock Fund is dependent on the performance of The Valspar Corporation and the market's evaluation of such performance. Due to the level of risk associated with certain investment securities, including The Valspar Corporation common stock, it is reasonably possible that changes in the values of investment securities have occurred since December 31, 2013, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

NOTE 3 INVESTMENTS IN THE VALSPAR CORPORATION MASTER TRUST (CONTINUED)

The values of investments of the Master Trust in which the Plan invests are as follows:

	2013	2012
The Valspar Corporation Stock Fund	$ 390,571,756	$ 379,586,314
Fully Benefit-Responsive Contract:		
Fidelity Managed Income Portfolio II Fund	69,563,095	75,297,843
Common Collective Trust:		
Fidelity U.S. Equity Index Fund	51,216,984	35,073,962
JP Morgan Large Cap Growth	48,282,332	-
Mutual Funds:		
Marsico Focus Fund	-	36,131,969
Frontegra Iron Bridge SMID Fund	36,776,941	27,744,386
Fidelity Diversified International Fund	35,866,962	26,729,290
FMI Large Cap	48,019,277	35,085,364
PIMCO Total Return Institutional Fund	30,964,484	40,556,044
Fidelity Freedom 2025 Fund W	24,055,256	18,125,514
Fidelity Freedom 2030 Fund W	22,985,417	17,288,167
Fidelity Freedom 2020 Fund W	24,181,272	19,270,757
Fidelity Freedom 2015 Fund W	14,627,656	13,614,791
Fidelity Freedom 2035 Fund W	21,405,296	15,209,502
Fidelity Freedom 2040 Fund W	12,916,561	9,637,504
Fidelity Freedom 2010 Fund W	2,401,580	3,616,508
Vanguard Total Bond Market Fund	6,044,442	11,885,108
Fidelity Freedom 2045 Fund W	12,413,620	8,524,462
Fidelity Freedom 2050 Fund W	6,327,755	3,911,422
Fidelity Freedom 2055 Fund W	909,486	62,872
Fidelity Freedom Income Fund W	2,857,762	2,863,247
T.R. Price Institutional U.S. Structured Research Fund	6,280,543	2,806,893
Total	$ 868,668,477	$ 783,021,919

Investment results of the Master Trust, excluding interest income from notes to participants, for the year ended December 31, 2013 are as follows:

Investment Results:	
Net Appreciation in Fair Value of Investments:	
The Valspar Corporation Common Stock	$ 50,738,976
Common Collective Trust	21,188,741
Mutual Funds	43,018,213
Total	114,945,930
Interest and Dividends *	10,809,048
Total Investment Results	$ 125,754,978

* The fully benefit-responsive contract earned only interest and dividends during 2013.

NOTE 4 FAIR VALUE MEASUREMENTS

Accounting guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include the following:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

The Valspar Corporation Stock Fund

The Valspar Corporation Stock Fund consists primarily of shares of The Valspar Corporation common stock, valued at the closing price reported on the New York Stock Exchange. The fund also contains interest-bearing cash, miscellaneous receivables, and accrued income existing at year-end, offset by the benefit payable in The Valspar Corporation common stock.

NOTE 4 FAIR VALUE MEASUREMENTS (CONTINUED)

Fully Benefit-Responsive Contract and Common Collective Trusts

The investments in the common collective trusts (Fidelity U.S. Equity Index Fund and JP Morgan Large Cap Growth Fund) are recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. The investment in the fully benefit-responsive investment contract (Fidelity Managed Income Portfolio II Fund) is stated at fair value on the statement of net assets available for benefits, with an adjustment from fair value to contract value on that statement. Investment contracts are generally valued at contract value, rather than fair value, to the extent they are fully benefit-responsive. See further discussion at Note 5.

Mutual Funds

Mutual funds are valued at the prices reported in the active markets in which the securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy the Master Trust's investments at fair value as of December 31, 2013 and 2012:

	2013			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation Common Stock	$ 390,571,756	$ -	$ -	$ 390,571,756
Fully Benefit-Responsive Contract	-	69,563,095	-	69,563,095
Equity Common Collective Trust	-	51,216,984	-	51,216,984
Large Cap Growth Collective Trust		48,282,332		48,282,332
Mutual Funds:				
Large Cap Funds	54,299,820	-	-	54,299,820
Balance Funds	145,081,661	-	-	145,081,661
Bond Funds	37,008,926	-	-	37,008,926
Mid Cap Fund	36,776,941	-	-	36,776,941
International Fund	35,866,962	-	-	35,866,962
Total Master Trust Investments at Fair Value	$ 699,606,066	$ 169,062,411	$ -	$ 868,668,477

NOTE 4 FAIR VALUE MEASUREMENTS (CONTINUED)

	2012			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation Common Stock	$ 379,586,314	$ -	$ -	$ 379,586,314
Fully Benefit-Responsive Contract	-	75,297,843	-	75,297,843
Equity Common Collective Trust	-	35,073,962	-	35,073,962
Mutual Funds:				
Large Cap Funds	74,024,226	-	-	74,024,226
Balance Funds	112,124,746	-	-	112,124,746
Bond Funds	52,441,152	-	-	52,441,152
Mid Cap Fund	27,744,386	-	-	27,744,386
International Fund	26,729,290	-	-	26,729,290
Total Master Trust Investments at Fair Value	$ 672,650,114	$ 110,371,805	$ -	$ 783,021,919

NOTE 5 FAIR VALUE OF INVESTMENTS REPORTED AT NET ASSET VALUE

Accounting guidance provides clarification on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of this guidance can now be determined using net asset value (NAV) as a practical expedient when the fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV. It also requires disclosure of certain attributes by major category of alternative investments, regardless of whether the practical expedient was used.

The following table sets forth additional disclosures of the Mater Trust's investments whose fair value is estimated using NAV as of December 31, 2013 and 2012:

	Fair Value 2013	Fair Value 2012
Fully Benefit-Responsive Contract:		
Fidelity Managed Income Portfolio II Fund (a)	$ 69,563,095	$ 75,297,843
Common Collective Trust:		
Fidelity U.S. Equity Index Fund (b)	51,216,984	35,073,962
JP Morgan Large Cap Growth Fund 9 (c)	48,282,332	-

(a) The objective of the fund is to preserve capital and achieve a competitive level of income over time. To achieve its investment objective, it invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into "wrapper" contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. It seeks to minimize the exposure to wrap credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. The ability to receive amounts due pursuant to these contracts is dependent upon the issuers' ability to meet their financial obligations. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

NOTE 5 FAIR VALUE OF INVESTMENTS REPORTED AT NET ASSET VALUE (CONTINUED)

(b) The objective of the fund is to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States and the fund will generally be invested in securities of companies which compose the S&P 500 Index. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

(c) The objective of the fund is to achieve long-term capital appreciation by investing primarily in equity securities of large capitalization companies whose market capitalizations are similar to those within the universe of the Russell 1000 Growth Index. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

For the assets above, there are no unfunded commitments or restrictions on redemption at the Plan or Master Trust level.

NOTE 6 TRANSACTIONS WITH PARTIES IN INTEREST

Origination and record-keeping fees for notes receivable from participants are charged to the participants' individual accounts.

During the year ended December 31, 2013, the Master Trust purchased approximately 1,714,000 shares of common stock of the Company at a cost of approximately $113,452,000, respectively. Dividends on common stock of the Company received by the Master Trust totaled approximately $5,387,000 for the year ended December 31, 2013. These transactions are exempt party-in-interest transactions.

Certain plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid to the Trustee also qualify as party-in-interest transactions.

NOTE 7 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Net Assets Available for Benefits per the Financial Statements	$ 68,808,796	$ 62,665,112
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract	33,965	62,539
Net Assets Available for Benefits per Form 5500	$ 68,842,761	$ 62,727,651

NOTE 7 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of the net increase in net assets available for benefits before transfers per the financial statement to the Form 5500 for the year ended December 31, 2013:

Net Increase in Net Assets Available for Benefits per the Financial Statement Before Transfers	$ 6,202,928
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract - Beginning of Year	(62,539)
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract - End of Year	33,965
Net Increase in Net Assets Available for Benefits per Form 5500	$ 6,174,354

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES
E.I.N. 36-2443580 PLAN NO.007
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost Value	(e) Current Value
*	Participants	Participant Loans Rates from 4.25% to 9.25%	-	$ 2,447,136

** Indicates Party-in-Interest*

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2012 AND 2011

VALSPAR 401(K) FOR HOURLY EMPLOYEES
TABLE OF CONTENTS
DECEMBER 31, 2012 AND 2011



CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Administrative Committee
Valspar 401(k) Plan for Hourly Employees
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of Valspar 401(k) Plan for Hourly Employees as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Valspar 401(k) Plan for Hourly Employees as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.



Benefits Administrative Committee
Valspar 401(k) Plan for Hourly Employees

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.



CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 26, 2013

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
INVESTMENTS (at Fair Value)		
Interest in The Valspar Corporation Master Trust	$ 60,607,254	$ 45,189,599
RECEIVABLES		
Employer Contributions Receivable	5,317	202,820
Notes Receivable from Participants	2,115,080	2,022,714
Total Receivables	2,120,397	2,225,534
NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	62,727,651	47,415,133
Adjustment from Fair Value to Contract Value for Fully Benefit Responsive Investment Contract	(62,539)	(58,296)
NET ASSETS AVAILABLE FOR BENEFITS	$ 62,665,112	$ 47,356,837

See accompanying Notes to Financial Statements.

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2012

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:	
INVESTMENT INCOME	
Interest in Investment income of The Valspar Corporation Master Trust	$20,029,192
INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	108,227
CONTRIBUTIONS	
Employee	2,180,371
Employer	734,258
Total Contributions	2,914,629
DISTRIBUTIONS TO PARTICIPANTS	(7,595,355)
ADMINISTRATIVE COSTS	(12,945)
NET INCREASE PRIOR TO TRANSFERS	15,443,748
TRANSFERS TO OTHER VALSPAR PLAN, NET	(135,473)
NET INCREASE AFTER TRANSFERS	15,308,275
NET ASSETS AVAILABLE FOR BENEFITS	
Beginning of Year	47,356,837
End of Year	$ 62,665,112

See accompanying Notes to Financial Statements.

NOTE 1 DESCRIPTION OF THE PLAN

The following description of Valspar 401 (k) Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined-contribution plan that is available to hourly employees as defined in accordance with the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity or the Trustee) to be the trustee of the Plan.

Transfer of Assets

Transfers both in and out of the Plan occurred as a result of employees changing positions and their status in collective bargaining agreements within the Company.

Eligibility

Individuals become eligible to defer wages after the employee has completed one hour of service. Participants must complete 365 days of service to share in the Company's contributions to the Plan.

Contributions

Employees electing to participate in the Plan make voluntary contributions on a pretax basis subject to certain limits. Upon becoming eligible to participate, participants are automatically enrolled to defer 4% of their eligible compensation unless otherwise instructed by the participants. Participants are allowed to change their salary deferral percentage at any time. The Company has agreed to contribute an amount equal to 100% of the first 2% and 50% of the next 2% of each employee's contributions up to a maximum match of 3% of eligible wages. Additionally, the Company may elect to contribute a discretionary matching contribution (not to exceed 100% of Company matching contributions) for eligible participants who are employed on the last day of the Plan year subject to certain provisions. The Company did not made a discretionary match contribution during the year ended December 31, 2012.

The Plan allows participants who are age 50 and older to make catch up contributions. Participants may also contribution amounts representing distributions from other qualified plans. Effective February 1, 2012, the Plan was amended to provide participants with an opportunity to make Roth contributions and in-plan Roth rollovers.

Vesting

Employee and employer contributions vest immediately upon the participant completing one hour of service. A participant who is not credited with one hour of service after December 31, 2007, shall continue to be subject to the vesting rules of the prior Plan document in effect at the time of the participant's termination.

NOTE 1 DESCRIPTION OF PLAN (CONTINUED)

Vesting (Continued)

Forfeitures resulting from the termination of Plan participants with less than 100% vesting reduce the Company's contributions in the year of forfeiture. During the year ended December 31, 2012, no forfeitures were applied against employer contributions. There were approximately $21,000 and $25,000 of forfeitures outstanding at December 31, 2012 and 2011, respectively.

Investment Options

Participants currently have the option to allocate Plan contributions among several investment options, including the common stock of the Company. All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination.

Participant Accounts

Each participant's account is credited with the participant's and Company's contributions and an allocation of plan earnings. Allocations are based on participants' earnings and account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Dividends

Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on The Valspar Corporation common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $5,319,000 for the year ended December 31, 2012. For the year ended December 31, 2012, the financial statements and Master Trust footnote reflect only the amount of dividends reinvested, which totaled approximately $6,737,000 at the Master Trust level.

Distributions to Participants

Participants may elect to receive benefits in the form of a lump-sum distribution, an in-kind distribution of employer securities, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000. In-service and hardship distributions are also allowed subject to Plan provisions.

Notes Receivable from Participants

Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested balance. The repayment period is not to exceed 60 months; however, prior to January 1, 2009, participants were allowed to have notes outstanding for the purchase of a principal residence for a reasonable period of

NOTE 1 DESCRIPTION OF PLAN (CONTINUED)

Notes Receivable from Participants (Continued)

time, often exceeding the 60-month repayment period. The notes are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through after-tax payroll deductions over the terms of the notes, which expire through 2017.

Plan Administration

The Plan is administered by the Company, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contract

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. See Note 5 for further discussion.

Investment Valuation and Income Recognition

Investments in the Master Trust are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Tax Status

The Plan obtained its latest determination letter on August 17, 2011, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan Administrator believes the Plan, as currently designed, is being operated under the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

NOTE 3 INVESTMENTS IN THE VALSPAR CORPORATION MASTER TRUST

Investments of the Plan are held in the Master Trust. The Master Trust also holds assets of the Valspar Savings and Retirement Plan.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1% increments.

The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Plan's interest in the fair value of the Master Trust was 7.7% and 7.2% on December 31, 2012 and 2011, respectively. Investments in the Master Trust are determined on a unit-value basis as determined by Fidelity. The Plan's investment returns may not approximate these percentage interests in returns of the Master Trust due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including Company stock which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. At December 31, 2012 and 2011, approximately 49% and 45%, respectively, of the Master Trust's net assets were invested in the common stock of The Valspar Corporation. The underlying value of The Valspar Corporation Stock Fund is dependent on the performance of The Valspar Corporation and the market's evaluation of such performance. Due to the level of risk associated with certain investment securities, including The Valspar Corporation common stock, it is reasonably possible that changes in the values of investment securities have occurred since December 31, 2012, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 3 INVESTMENTS IN THE VALSPAR CORPORATION MASTER TRUST (CONTINUED)

The values of investments of the Master Trust in which the Plan invests are as follows:

	2012	2011
The Valspar Corporation Stock Fund	$ 379,586,314	$ 283,777,599
Fully Benefit-Responsive Contract:		
Fidelity Managed Income Portfolio II Fund	75,297,843	64,936,289
Common Collective Trust:		
Fidelity U.S. Equity Index Fund	35,073,962	30,501,073
Mutual Funds:		
Marsico Focus Fund	36,131,969	36,175,933
Dodge and Cox Stock Fund	-	34,577,216
Frontegra Iron Bridge SMID Fund	27,744,386	28,516,082
Fidelity Diversified International Fund	26,729,290	23,945,558
FMI Large Cap	35,085,364	-
PIMCO Total Return Institutional Fund	40,556,044	29,500,149
Fidelity Freedom 2025 Fund*	18,125,514	14,887,428
Fidelity Freedom 2030 Fund*	17,288,167	13,968,465
Fidelity Freedom 2020 Fund*	19,270,757	13,679,007
Fidelity Freedom 2015 Fund*	13,614,791	11,979,245
Fidelity Freedom 2035 Fund*	15,209,502	11,052,489
Fidelity Freedom 2040 Fund*	9,637,504	7,165,688
Fidelity Freedom 2010 Fund*	3,616,508	3,414,894
Vanguard Total Bond Market Fund	11,885,108	9,962,762
Fidelity Freedom 2045 Fund*	8,524,462	6,488,306
Fidelity Freedom 2050 Fund*	3,911,422	2,898,448
Fidelity Freedom 2055 Fund*	62,872	-
Fidelity Freedom Income Fund*	2,863,247	2,309,542
T.R. Price Institutional U.S. Structured Research Fund	2,806,893	1,324,024
Total	$ 783,021,919	$ 631,060,197

*Fund share class was "W" class as of December 31, 2012

Investment results of the Master Trust, excluding interest income from notes to participants, for the year ended December 31, 2012 are as follows:

Investment Results:	
Net Appreciation in Fair Value of Investments:	
The Valspar Corporation Common Stock	$ 153,916,099
Common Collective Trust	4,909,035
Mutual Funds	20,893,625
Total	179,718,759
Interest and Dividends *	17,109,493
Total Investment Results	$ 196,828,252

* The fully benefit-responsive contract earned only interest and dividends during 2012.

NOTE 4 FAIR VALUE MEASUREMENTS

Accounting guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include the following:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

The Valspar Corporation Stock Fund

The Valspar Corporation Stock Fund consists primarily of shares of The Valspar Corporation common stock, valued at the closing price reported on the New York Stock Exchange. The fund also contains interest-bearing cash, miscellaneous receivables, and accrued income existing at year-end, offset by the benefit payable in The Valspar Corporation common stock.

NOTE 4 FAIR VALUE MEASUREMENTS (CONTINUED)

Fully Benefit-Responsive Contract and Common Collective Trust

The investment in the common collective trust (Fidelity U.S. Equity Index Fund) is recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. The investment in the fully benefit-responsive investment contract (Fidelity Managed Income Portfolio II Fund) is stated at fair value on the statement of net assets available for benefits, with an adjustment from fair value to contract value on that statement. Investment contracts are generally valued at contract value, rather than fair value, to the extent they are fully benefit-responsive. The fair value of the fully benefit-responsive investment contract is calculated using a discounted cash flow model which considers the contractual terms of the underlying GICs. See further discussion at Note 5.

Mutual Funds

Mutual funds are valued at the prices reported in the active markets in which the securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy the Master Trust's investments at fair value as of December 31, 2012 and 2011:

	2012			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation Common Stock	$ 379,586,314	$ -	$ -	$ 379,586,314
Fully Benefit-Responsive Contract	-	75,297,843	-	75,297,843
Equity Common Collective Trust	-	35,073,962	-	35,073,962
Mutual Funds:				
Large Cap Funds	74,024,226	-	-	74,024,226
Balance Funds	112,124,746	-	-	112,124,746
Bond Funds	52,441,152	-	-	52,441,152
Mid Cap Fund	27,744,386	-	-	27,744,386
International Fund	26,729,290	-	-	26,729,290
Total Master Trust Investments at Fair Value	$ 672,650,114	$ 110,371,805	$ -	$ 783,021,919

NOTE 4 FAIR VALUE MEASUREMENTS (CONTINUED)

	2011			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation Common Stock	$ 283,777,599	$ -	$ -	$ 283,777,599
Fully Benefit-Responsive Contract	-	64,936,289	-	64,936,289
Equity Common Collective Trust	-	30,501,073	-	30,501,073
Mutual Funds:				
Large Cap Funds	72,077,173	-	-	72,077,173
Balance Funds	87,843,512	-	-	87,843,512
Bond Funds	39,462,911	-	-	39,462,911
Mid Cap Fund	28,516,082	-	-	28,516,082
International Fund	23,945,558	-	-	23,945,558
Total Master Trust Investments at Fair Value	$ 535,622,835	$ 95,437,362	$ -	$ 631,060,197

NOTE 5 FAIR VALUE OF INVESTMENTS REPORTED AT NET ASSET VALUE

Accounting guidance provides clarification on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of this guidance can now be determined using net asset value (NAV) as a practical expedient when the fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV. It also requires disclosure of certain attributes by major category of alternative investments, regardless of whether the practical expedient was used.

The following table sets forth additional disclosures of the Mater Trust's investments whose fair value is estimated using NAV as of December 31, 2012 and 2011:

	Fair Value 2012	Fair Value 2011
Fully Benefit-Responsive Contract:		
Fidelity Managed Income Portfolio II Fund (a)	$ 75,297,843	$ 64,936,289
Common Collective Trust:		
Fidelity U.S. Equity Index Fund (b)	35,073,962	30,501,073
Total	$ 110,371,805	$ 95,437,362

(a) The objective of the fund is to preserve capital and achieve a competitive level of income over time. To achieve its investment objective, it invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into "wrapper" contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. It seeks to minimize the exposure to wrap credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. The ability to receive amounts due pursuant to these contracts is dependent upon the issuers' ability to meet their financial obligations. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

NOTE 5 FAIR VALUE OF INVESTMENTS REPORTED AT NET ASSET VALUE (CONTINUED)

(b) This objective of the fund is to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States and the fund will generally be invested in securities of companies which compose the S&P 500 Index. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

For the assets above, there are no unfunded commitments or restrictions on redemption at the Plan or Master Trust level.

NOTE 6 TRANSACTIONS WITH PARTIES IN INTEREST

Origination and record-keeping fees for notes receivable from participants are charged to the participants' individual accounts.

During the year ended December 31, 2012, the Master Trust purchased approximately 968,000 shares of common stock of the Company at a cost of approximately $51,818,000, respectively. Dividends on common stock of the Company received by the Master Trust totaled approximately $5,319,000 for the year ended December 31, 2012. These transactions are exempt party-in-interest transactions.

Certain plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid to the Trustee also qualify as party-in-interest transactions.

NOTE 7 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

	2012	2011
Net Assets Available for Benefits per the Financial Statements	$ 62,665,112	$ 47,356,837
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract	62,539	58,296
Net Assets Available for Benefits per Form 5500	$ 62,727,651	$ 47,415,133

NOTE 7 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of the net increase in net assets available for benefits before transfers per the financial statement to the Form 5500 for the year ended December 31, 2012:

Net Increase in Net Assets Available for Benefits per the Financial Statement Before Transfers	$ 15,443,748
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract - Beginning of Year	(58,296)
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract - End of Year	62,539
Net Increase in Net Assets Available for Benefits per Form 5500	$ 15,447,991

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES
E.I.N. 36-2443580 PLAN NO.007
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost Value	(e) Current Value
*	Participants	Participant Loans Rates from 4.25% to 9.25%	-	$ 2,115,080

** Indicates Party-in-Interest*